Exhibit 3.13

MINUTES OF A SPECIAL MEETING

OF THE BOARD OF DIRECTORS OF

ORBIT BRANDS CORPORATION

A special meeting of the Board of Directors of ORBIT BRANDS CORPORATION (the “Company”) was held on September 22, 2005 at 10:00 a.m. Eastern Standard Time, via telephone conference call with all of the members of the Board Directors.

Mr. Cellura called the meeting to order and announced that the purpose of the meeting was for the Board to address the following issues:

(1)	Whether the Company should enter into an agreement to acquire “No Good TV” (“NGTV”);

(2)	Whether the Company should enter into a license agreement with “Beats, Bouts and Knockouts” (“BBKO”);

(3)
Whether the Company should enter into managing director consultant agreements with Gene Simmons, Richard Abramson and Allan Brown, and issue shares of its common stock for their consulting services; and

(4)	Whether the Company should borrow money from Avalon International (up to $150,000) and from Harbour View (up to $300,000) in exchange for convertible promissory notes.

Present via telephone were the following individuals:

Joseph R. Cellura	Chairman and CEO, and Director,

Denise Bertolini	Corporate Secretary and Director, and

representing all of the members of the Company’s Board of Directors, together with Patrick Doran, the Company’s Acting Chief Financial Officer, and the Company’s outside General Counsel, Paul A. Beck, Esq.

Mr. Cellura, as Chairman of the Board of Directors, called the meeting to order.

Denise Bertolini read certain background information regarding each of the issues to be presented at the meeting for the Board of Directors’ consideration.

Accordingly, after due consideration of the information presented and discussion of the issues, the Board of Directors approved the following resolutions:

IT IS HEREBY RESOLVED that the Company shall be and is hereby authorized to take the actions necessary and appropriate to negotiate and enter into an agreement to acquire NGTV on specific terms to be determined by Mr. Cellura acting on behalf of the Company; in the exercise of his business judgment and reasonable discretion.

IT IS FURTHER RESOLVED that the Company shall be and is hereby authorized to take the actions necessary and appropriate to negotiate and enter into a license agreement with BBKO on specific terms to be determined by Mr. Cellura acting on behalf of the Company; in the exercise of his business judgment and reasonable discretion.

IT IS FURTHER RESOLVED that the Company shall be and is hereby authorized to negotiate and enter into managing director consultancy agreements with Gene Simmons, Richard Abramson and Allan Brown, and to issue shares of its common stock for their consulting services, on specific terms to be determined by Mr. Cellura in the exercise of his business judgment and reasonable discretion.

IT IS FURTHER RESOLVED that the Company shall be and is hereby authorized to borrow money from Avalon International (up to $150,000) and from Harbour View (up to $300,000) in exchange for the issuance of convertible promissory notes from the Company to said lenders, on specific terms to be determined by Mr. Cellura in the exercise of his business judgment and reasonable discretion.

All Present by Telephone:

Denise Bertolini Secretary

Joseph R. Cellura Chairman and CEO